UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GLOBAL INDEMNITY GROUP, LLC
(Name of Issuer)

Class A Common Shares, no par value
(Title of Class of Securities)

37959R 103
(CUSIP Number)

Saul A. Fox
c/o Fox Paine & Company, LLC
2105 Woodside Road, Suite D
Woodside, California 94062
(650) 295-4045
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Fox Paine International GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,774,267 (1), (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,774,267 (1), (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,774,267 (1), (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%*(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Based on 10,534,245 Class A Common Shares and 3,947,206 Class B Common Shares outstanding of Global Indemnity Group, LLC as of October 28, 2021 and assuming the conversion of all such Class B Common Shares. Each Class B Common Share has 10 votes per share and is convertible into one Class A Common Share.

(1)
Includes 3,774,267 Class B Common Shares owned by Fox Paine Capital Fund II International, L.P. and FP International LPH, L.P. The foregoing represents: (a) 95.6% of the Class B Common Shares outstanding; (b) 26.1% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 75.5% of the combined voting power of the Class A Common Shares and Class B Common Shares.

(2)
The sole general partner of Fox Paine Capital Fund II International, L.P. is FP International LPH, L.P. The sole general partner of FP International LPH, L.P. is Fox Paine International GP, Ltd. As a result, each of FP International LPH, L.P. and Fox Paine International GP, Ltd. may be deemed to control Fox Paine Capital Fund II International, L.P., and Fox Paine International GP, Ltd. may be deemed to control FP International LPH, L.P. In addition, pursuant to a management agreement with FP International LPH, L.P. and Fox Paine Capital Fund II International, L.P., Fox Paine & Company, LLC may be deemed to be the indirect beneficial owner of such securities by virtue of its dispositive power over securities held by Fox Paine Capital Fund II International, L.P., but does not have voting power over securities held by Fox Paine Capital Fund II International, L.P. (which voting power is retained by FP International LPH, L.P. and exercised by Fox Paine International GP, Ltd., the general partner of FP International LPH, L.P.). Fox Mercury Investments, L.P. is a less than 10% shareholder of Fox Paine International GP, Ltd. and does not control Fox Paine International GP, Ltd. Fox Paine International GP, Ltd., as the general partner of FP International LPH, L.P., may terminate that management agreement at any time in its sole discretion.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
FP International LPH, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,774,267 (1), (2), (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,774,267 (1), (2), (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,774,267 (1), (2), (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.1%*(1), (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(3)
Includes 66,482 Class B Common Shares owned by FP International LPH, L.P. The foregoing represents (a) 1.7% of the Class B Common Shares outstanding; (b) 0.5% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 1.3% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Fox Paine Capital Fund II International, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,707,785 (2), (4)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,707,785 (2), (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,707,785 (2), (4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.6%*(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(4)
Includes 3,707,785 Class B Common Shares held by Fox Paine Capital Fund II International, L.P. The foregoing represents (a) 93.9% of the Class B Common Shares outstanding; (b) 25.6% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 74.1% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Fox Paine Global, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,151,989 (5), (6)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,859,774 (2), (4), (5), (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,859,774 (2), (4), (5), (6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6%*(4), (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(5)
Includes 979,050 Class A Common Shares and 172,939 Class B Common Shares owned by Fox Mercury Investments, L.P. The foregoing represents (a) 4.4% of the Class B Common Shares outstanding; (b) 8.0% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 5.4% of the combined voting power of the Class A Common Shares and Class B Common Shares.

(6)
Mercury Assets Delaware, LLC and a subsidiary of Fox Paine Global, Inc. are the limited partners of Fox Mercury Investments, L.P. and FM Investments GP, Inc. is the general partner of Fox Mercury Investments, L.P. FM Investments GP, Inc. is owned by Fox Paine Global Inc. Fox Paine & Company, LLC is owned by Fox Paine Global Inc. Mr. Fox is the founder and chief executive of Fox Paine & Company, LLC. The sole shareholder of Fox Paine Global, Inc. is the Benjerome Trust. The sole member of Mercury Assets Delaware, LLC is Benjerome Trust. Mr. Fox is the sole trustee of Benjerome Trust. Fox Mercury Investments, L.P. is a less than 10% shareholder of Fox Paine International GP, Ltd. and does not control Fox Paine International GP, Ltd.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Mercury Assets Delaware, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,010,520 (7)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,010,520 (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,010,520 (7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%*(7)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(7)
Includes 1,010,520 Class A Common Shares owned by Mercury Assets Delaware, LLC. The foregoing represents (a) 0% of the Class B Common Shares outstanding; (b) 7.0% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 2.0% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Fox Mercury Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,151,989 (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,151,989 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,151,989 (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%*(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
FM Investments GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,151,989 (5), (6)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,151,989 (5), (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,151,989 (5), (6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%*(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Fox Paine & Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,707,785 (2), (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,707,785 (2), (4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.6%*(8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(8)
The foregoing represents: (a) 93.9% of the Class B Common Shares outstanding; (b) 25.6% of the Class A Common Shares and Class B Common Shares, combined; and (c) because Fox Paine & Company, LLC does not have voting power over any shares, 0% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Benjerome Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,162,509 (5), (6), (7)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,870,294 (2), (4), (5), (6), (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,870,294 (2), (4), (5), (6), (7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.5%*(9)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(9)
The foregoing represents: (a) 98.3% of the Class B Common Shares outstanding; (b) 40.5% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote and Fox Paine & Company, LLC does not have voting power over any shares, 7.4% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Saul A. Fox

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,162,509 (5), (6), (7)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,870,294 (2), (4), (5), (6), (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,870,294 (2), (4), (5), (6), (7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.5%*(9)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

The following constitutes Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed by the Reporting Persons (as defined below) on June 11, 2021 (the “Schedule 13D”).

Fox Paine Capital Co-Investors International GP, Ltd (“Fund II Cayman Corp”), along with the Reporting Persons, previously reported as a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 and jointly reported under the Schedule 13D pursuant to a Joint Filing Agreement, dated June 11, 2021, filed as Exhibit A to the Schedule 13D. On November 10, 2021, it was resolved that Fund II Cayman Corp be liquidated and all assets held by Fund II Cayman Corp be distributed to FP International LPH, L.P. (“FPI LPH”), the sole shareholder of Fund II Cayman Corp (the “Distribution”), including the 44 Class B Common Shares of Global Indemnity Group, LLC (“Issuer”) held by Fund II Cayman Corp prior to the Distribution.  On November 26, 2021, Fund II Cayman Corp distributed 44 Class B Common Shares of the Issuer to FPI LPH in respect of its equity interest in Fund II Cayman Corp, as a result of which Fund II Cayman Corp no longer beneficially owns any Class A Common Shares (the “Shares”), no par value, of the Issuer. This Amendment No. 1 is being filed to report (i) the departure of Fund II Cayman Corp as a reporting person on the Schedule 13D and (ii) certain changes in the beneficial ownership of Class A Common Shares of the Issuer by the Reporting Persons. The Distribution did not result in a change in the Reporting Persons’ aggregate beneficial ownership of Shares.

This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is unchanged.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)          The reporting persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”) are:

(i)

Fox Paine & Company, LLC

Saul A. Fox

Mercury Assets Delaware, LLC

FM Investments GP Inc.

Benjerome Trust

Fox Paine Global, Inc.

(ii)

Fox Paine International GP, Ltd.

FP International LPH, L.P.

Fox Paine Capital Fund II International, L.P.

(iii)

Fox Mercury Investments, L.P.

(b)          Residence or business address:

(i)          c/o Fox Paine & Company, LLC, 2105 Woodside Road, Suite D, Woodside, California 94062

(ii)          One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

(iii)          27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands

(c)          Benjerome Trust is primarily engaged in the business of serving as the sole member and sole shareholder of Mercury Assets Delaware, LLC and Fox Paine Global, Inc., respectively. Saul A. Fox is the sole trustee of the Benjerome Trust.

Mercury Assets Delaware, LLC and Fox Paine Global, Inc. are limited partners of Fox Mercury Investments, L.P.  FM Investments GP, Inc., wholly owned by Fox Paine Global Inc., is the general partner of Fox Mercury Investments, L.P.  Fox Mercury Investments, L.P. is primarily engaged in the business of investing in securities.

Fox Paine & Company, LLC is wholly owned and controlled by Fox Paine Global, Inc., and provides certain financial and strategic consulting, advisory and other services to the Issuer and its affiliates as described under Item 6 below.

Fox Paine International GP, Ltd. is primarily engaged in the business of serving as the general partner of FP International LPH, L.P., which is primarily engaged in serving as the general partner of Fox Paine Capital Fund II International, L.P., which is primarily engaged in the business of investing in securities.

Saul A. Fox’s present principal occupation or employment is serving as a director and chairman of the board of directors of the Issuer and as Chief Executive Officer of Fox Paine & Company, LLC.

(d) – (e) During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Citizenship:

Fox Paine International GP, Ltd. - Cayman Islands

Fox Paine & Company, LLC - Delaware

FP International LPH, L.P. - Cayman Islands

Fox Paine Capital Fund II International, L.P. - Cayman Islands

Saul A. Fox - United States

Mercury Assets Delaware, LLC - Delaware

Fox Mercury Investments, L.P. - Cayman Islands

FM Investments GP Inc. - Nevada

Benjerome Trust - Nevada

Fox Paine Global, Inc. - Nevada

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (each, a “Listed Person” and, collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The aggregate number and percentage of Shares beneficially owned by each Reporting Person (on the basis of a total of 10,534,245 Class A Common Shares and 3,947,206 Class B Common Shares outstanding of Global Indemnity Group, LLC as of October 28, 2021 and assuming the conversion of all such Class B Common Shares) is as follows:

Fox Paine International GP, Ltd.

(a)	Amount of shares beneficially owned: 3,774,267 Percentage: 26.1%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,774,267

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,774,267

FP International LPH, L.P.

(a)	Amount of shares beneficially owned: 3,774,267 Percentage: 26.1%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,774,267

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,774,267

Fox Paine Capital Fund II International, L.P.

(a)	Amount of shares beneficially owned: 3,707,785 Percentage: 25.6%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,707,785

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,707,785

Fox Paine Global, Inc.

(a)	Amount of shares beneficially owned: 4,859,774 Percentage: 33.6%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,151,989

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,859,774

Mercury Assets Delaware, LLC

(a)	Amount of shares beneficially owned: 1,010,520 Percentage: 7.0%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,010,520

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,010,520

Fox Mercury Investments, L.P.

(a)	Amount of shares beneficially owned: 1,151,989 Percentage: 8.0%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,151,989

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,151,989

FM Investments GP Inc.

(a)	Amount of shares beneficially owned: 1,151,989 Percentage: 8.0%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,151,989

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,151,989

Fox Paine & Company, LLC

(a)	Amount of shares beneficially owned: 3,707,785 Percentage: 25.6%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,707,785

Benjerome Trust

(a)	Amount of shares beneficially owned: 5,870,294 Percentage: 40.5%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,162,509

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,870,294

Saul A. Fox

(a)	Amount of shares beneficially owned: 5,870,294 Percentage: 40.5%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,162,509

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,870,294

(c)
The following table sets forth all transactions with respect to the Shares effected during the period from the date that is sixty (60) days prior to the date of the event which requires filing of this statement to the filing date of this statement by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Acquired (A) or Disposed (D)	Price Per Share ($)
Mercury Assets Delaware, LLC	9/30/21(1)	5,263	(A)	26.39
FP International LPH, L.P.	11/26/2021(2)	44	(A)	N/A(2)

(1)
Represents a grant of 3,316 Class A Common Shares to Saul A. Fox in recognition of services rendered as a board member of the Issuer and GBLI Holdings, LLC, an indirect, wholly owned subsidiary of the Issuer, and 1,947 Class A Common Shares granted as a tax gross-up.

(2)	Distribution by Fund II Cayman Corp of 44 Class B Common Shares to FPI LPH.

(d)
The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Shares reported by such persons on the cover pages of this Amendment No. 1 and in this Item 5.  See Schedule I for the information applicable to the Listed Persons.  Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Joint Filing Agreement

On June 11, 2021, the Reporting Persons and Fund II Cayman Corp entered into the Joint Filing Agreement, dated June 11, 2021 (the “Joint Filing Agreement”). Effective as of November 30, 2021, the Joint Filing Agreement was terminated in part with respect to the obligations of Fund II Cayman Corp. The Joint Filing Agreement remains in effect with respect to the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is unchanged.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2021

Fox Paine & Company, LLC

Saul A. Fox

Mercury Assets Delaware, LLC

Benjerome Trust

Fox Mercury Investments, L.P.

FM Investments GP Inc.

Fox Paine Global, Inc.

By:	/s/ Saul A. Fox
Name: Saul A. Fox
Title: Authorized Signatory

Fox Paine International GP, Ltd.

FP International LPH, L.P.

Fox Paine Capital Fund II International, L.P.

By:	/s/ Michele Colucci
Name: Michele Colucci
Title: Authorized Signatory

Schedule I

Name	Position	Address	Citizenship

1. Fox Paine International GP, Ltd.

Jason Hurwitz	Director	41 E 11th Street, 11th Floor, New York, NY 10003	United States

Michele Colucci	Director	2995 Woodside Rd #400, Woodside CA 94062	United States

Eldad Weiss	Director	14 Huberman St. Apt #9 Tel-Aviv, Israel, 6407511	Israel and Czech Republic

2. Fox Paine Capital Fund II International, L.P.

FP International LPH, LP	General Partner

Fox Paine & Company LLC	Management Company (Dispositive Power)

3. Fox Paine Global, Inc.

Saul Fox	President & Director	2105 Woodside Rd, Suite D, Woodside CA 94062	United States

Benjerome Trust	Sole Shareholder

4. Mercury Assets Delaware, LLC

Benjerome Trust	Managing Member

5. Fox Mercury Investments, L.P.

FM Investments GP, Inc.	General Partner

6. FM Investments GP, Inc.

Fox Paine Global Inc.	Sole Shareholder

7. Fox Paine & Company, LLC

Saul Fox	Chief Executive	2105 Woodside Rd, Suite D, Woodside CA 94062	United States

8. Benjerome Trust

Saul Fox	Trustee	2105 Woodside Rd, Suite D, Woodside CA 94062	United States